SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2012

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒ FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐ NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. on May 31, 2012.

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.

Dated: May 31, 2012	By:	/s/ Baruch Shusel
Name: Baruch Shusel
Title: Chief Financial Officer

                           FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q1 2012 SALES UP 4.6% FROM Q1 2011

Net Income of US$ 1.3 million in Q1 2012

YAVNE, Israel – May 31, 2012 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, marketing and international distribution of kosher foods, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter Fiscal 2012 Highlights
•	Sales increased 4.6% from first quarter of 2011 to NIS 73.7 million (US$ 19.8 million)
•	Gross profit decreased 12.8% from first quarter of 2011 to NIS 15.7 million (US$ 4.2 million), or 21.3% of sales
•	Operating income decreased 25.4% from first quarter of 2011 to NIS 4.7 million (US$ 1.3 million), or 6.4% of sales
•	Net income decreased 21.8% from first quarter of 2011 to NIS 4.8 million (US$ 1.3 million), or 6.6% of sales
•	Cash and securities balance of NIS 196.5 million (US$ 52.9 million) as of March 31, 2012

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, and its wholly-owned Gold Frost, a designer, developer and distributor of branded kosher dairy food products.

First Quarter Fiscal 2012 Summary
Sales for the first quarter of 2012 increased by 4.6% to NIS 73.7 million (US$ 19.8 million) from NIS 70.4 million (US$ 18.9 million) recorded in the first quarter of 2011. The growth in sales in the first quarter of 2012 was driven by the introduction of new products and by the timing of the Passover festival that it sells fell during the first quarter this year, while last year it sales fell during the second quarter.

Gross profit for the first quarter of 2012 decreased by 12.8% to NIS 15.7 million (US$ 4.2 million) compared to NIS 18.0 million (US$ 4.8 million) recorded in the first quarter of 2011. First quarter gross margin was 21.3% compared to gross margin of 25.6% for the same period in 2011. The decrease in gross profit and gross margins was primarily due to reductions in the prices of certain of our products as a result of the ongoing national protest against the cost of food products and continued pressure from our customers to reduce prices and due to an increase in global prices of food products compounded by the continued global economic recession. The Company expects the decline in its gross margins to continue in the second quarter of 2012 compared to 2011 second quarter's gross margins.

Willi-Food’s operating income for the first quarter of 2012 decreased by 25.4% to NIS 4.7 million (US$ 1.3 million) compared to NIS 6.3 million (US$ 1.7 million) recorded in the first quarter of 2011. Selling expenses increased by 1.5% from the comparable quarter of 2011, primarily due to the sales growth. Selling expenses as a percentage of sales decreased in the first quarter of 2012 to 9.4% compared to 9.6% in the first quarter of 2011. General and administrative expenses decreased by 15.8% from the comparable quarter of 2011, primarily due to aggressive expense reduction initiatives. General and administrative expenses as a percentage of sales decreased in the first quarter of 2011 to 5.6% from 7.0% in the first quarter of 2011.

Willi-Food’s income before taxes for the first quarter of 2012 decreased by 16.4% to NIS 6.6 million (US$ 1.8 million) compared to NIS 7.8 million (US$ 2.1 million) recorded in the first quarter of 2011. Willi-Food’s profit from continuing operations for the first quarter of 2012 decreased by 17.6% to NIS 4.8 million (US$ 1.3 million) from NIS 5.9 million (US$ 1.6 million) recorded in the first quarter of 2011.

Willi-Food's net income in the first quarter of 2012 decreased 21.8% to NIS 4.8 million (US$ 1.3 million) from NIS 6.2 million (US$ 1.7 million) recorded in the first quarter of 2011. Willi-Food's net income attributed to the owners of the Company in the first quarter of 2012 decreased 20.1% to NIS 4.8 million (US$ 1.3 million), or NIS 0.37 (US$ 0.10) per share, compared to NIS 6.0 million (US$ 1.6 million), or NIS 0.45 (US$ 0.13) per share, recorded in the first quarter of 2011.

Willi-Food ended the first quarter of 2012 with NIS 196.5 million (US$ 52.9 million) in cash and securities and with no short-term debt. Willi-Food's shareholders' equity at the end of March 2012 was NIS 314.5 million (US$ 84.7 million).

Business Outlook

Mr. Zwi Williger, Chairman of Willi-Food commented, “As with the second half of 2011, first quarter 2012 results were affected by continued consumer pressure to reduce prices which accordingly, caused us to reduce the prices of some of our products. The actions taken in the first quarter, by way of price reductions, resulted in a decrease of our profitability. Going forward, we anticipate a significant increase in the level of uncertainty in the global economy. In Israel, economic uncertainty is coupled with changes in the Israeli market and ongoing consumer demand for price reductions that we expect will negatively affect our gross margins in the second quarter of 2012 compared to 2011 second quarter's gross margins."

Mr. Williger concluded, “Our foreseeable challenge will be to manage the cost of our products and our other expenses in order to accommodate the continued desire of our customers to acquire lower cost products. However, we believe that this period presents us with an opportunity utilize our cash on hand to acquire synergetic companies at prices lower than before. We continue to look for opportunities to create additional value for our shareholders.”

Conference Call

The Company will host a conference call to discuss results on Thursday, May 31, 2012 at 10:30 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2068 (US), or 1-480-629-9712 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link:  http://public.viavid.com/index.php?id=1009628

A replay of the conference call will be available for 14 days from 1:30 PM EST on May 31, 2012 through 11:59 PM EST on June 13, 2012 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4543184.  In addition, a recording of the call will be available via the following link for one year: http://public.viavid.com/reports/eventparts.php?id=o5aipZmf

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on March 31, 2012, U.S. $1.00 equals NIS 3.715. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and fiscal year ended March 31, 2012 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations". The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 600 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel and Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to anticipate changes in consumer preferences, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,	March 31,	December 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)
ASSETS

Current assets
Cash and cash equivalents	39,852	34,661	10,727	9,072
Financial assets carried at fair value through profit or loss	156,659	163,430	42,169	42,773
Trade receivables	71,275	57,628	19,186	15,082
Other receivables and prepaid expenses	5,746	15,720	1,547	4,113
Inventories	34,133	32,613	9,188	8,535
Total current assets	307,665	304,052	82,817	79,575

Non-current assets
Property, plant and equipment	61,526	61,401	16,562	16,069
Less -Accumulated depreciation	19,503	18,856	5,250	4,935
	42,023	42,545	11,312	11,134

Prepaid expenses	114	117	31	31
Goodwill	36	36	9	9
Deferred taxes	747	933	201	244
Total non-current assets	42,920	43,631	11,553	11,418
	350,585	347,683	94,370	90,993
EQUITY AND LIABILITIES

Current liabilities
Trade payables	27,734	25,683	7,465	6,722
Provisions	1,273	1,164	343	305
Current tax liabilities	1,348	3,837	363	1,004
Other payables and accrued expenses	3,316	4,551	893	1,190
Employees Benefits	1,732	1,613	466	422
Total current liabilities	35,403	36,848	9,530	9,643

Non-current liabilities
Employees Benefits	641	518	173	136
Total non-current liabilities	641	518	173	136

Shareholders' equity
Share capital NIS 0.10 par value
(authorized - 50,000,000 shares, issued and outstanding – 12,974,245 shares at March 31, 2012; 13,020,360 shares at December 31, 2011)	1,444	1,444	389	378
Additional paid in capital	129,846	129,809	34,953	33,972
Capital fund	247	247	65	65
Foreign currency translation reserve	648	587	174	154
Treasury shares	(10,843)	(10,141)	(2,919)	(2,654)
Retained earnings	193,199	188,371	52,005	49,299
	314,541	310,317	84,667	81,214

	350,585	347,683	94,370	90,993
(*) Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands, except per share and share data)

Sales	73,651	70,393	19,825	20,222
Cost of sales	57,975	52,407	15,606	15,055

Gross profit	15,676	17,986	4,219	5,167

Selling expenses	6,897	6,792	1,857	1,951
General and administrative expenses	4,120	4,893	1,109	1,406
Other Income	(66)	(34)	(18)	(10)

Total operating expenses	10,951	11,651	2,948	3,347

Operating income	4,725	6,335	1,271	1,820

Financial income	2,014	1,726	542	496
Financial expense	188	219	51	63

Income before taxes on income	6,551	7,842	1,762	2,253

Taxes on income	1,723	1,979	464	569

Profit from continuing operations	4,828	5,863	1,298	1,684
Profit from discontinued operations	-	313	-	90
Profit for the year	4,828	6,176	1,298	1,774

Attributable to:
Owners of the company	4,828	6,043	1,298	1,736

Non - controlling interests	-	133	-	38

Net income	4,828	6,176	1,298	1,774

Earnings per share data:
Earnings per share:

Earnings per share
Basic from continuing operations	0.37	0.43	0.10	0.12
Basic from discontinued operations	-	0.02	-	0.01
Basic earnings per share	0.37	0.45	0.10	0.13

Diluted from continuing operations	0.37	0.43	0.10	0.12
Diluted from discontinued operations	-	0.02	-	0.01
Diluted earnings per share	0.37	0.45	0.10	0.13

Shares used in computation of basic EPS	12,987,367	13,573,679	12,987,367	13,573,679

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)

Cash flows - operating activities
Profit from continuing operations	4,828	5,863	1,298	1,684
Adjustments to reconcile net income to net cash from continuing operating activities (Appendix)	(6,293)	(5,805)	(1,690)	(1,667)

Net cash from (used in) continuing operating activities	(1,465)	58	(392)	17

Net cash from (used in) discontinued investing activities	-	687	-	197

Cash flows - investing activities
Acquisition of property plant and equipment	(281)	(348)	(76)	(100)
Proceeds from sale of property plant and Equipment	-	146	-	42
Additions to prepaid expenses, net	-	(13)	-	(4)
Proceeds used in purchase of marketable securities, net	7,639	(4,443)	2,056	(1,276)

Net cash used in continuing investing activities	7,358	(4,658)	1,980	(1,338)

Net cash used in discontinued investing activities	-	(840)	-	(241)

Cash flows - financing activities
Investment in treasury stocks	(702)	-	(189)	-
Short-term bank credit, net	-	(738)	-	(212)

Net cash from (used in) continuing financing activities	(702)	(738)	(189)	(212)
Net cash used in discontinued financing activities	-	153	-	44

Increase (decrease) in cash and cash equivalents	5,191	(5,338)	1,399	(1,533)

Cash and cash equivalents at the beginning of the financial year	34,661	113,631	9,330	32,643

Cash and cash equivalents of the end of the financial year	39,852	108,293	10,729	31,110

(*)	Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Adjustments to reconcile net income to net cash from operating activities

	Three months ended March 31,
	2 0 1 2	2 0 1 1	2 0 1 2	2 0 1 1
	NIS		US dollars (*)
	(in thousands)

Deferred income taxes	187	(134)	50	(38)
Unrealized loss (gain) on marketable securities	(868)	42	(234)	12
Depreciation and amortization	873	690	235	198
Capital gain on disposal of property	(66)	-	(18)	-
Employees benefit, net	123	(4)	36	(1)
Stock based compensation reserve	37	-	9	-

Changes in assets and liabilities:
Increase in trade receivables and other receivables	(3,614)	(4,444)	(972)	(1,277)
Increase in inventories	(1,520)	(5,793)	(408)	(1,664)
Increase (Decrease) in trade and other payables, and other current liabilities	(1,445)	3,838	(388)	1,103

	(6,293)	(5,805)	(1,690)	(1,667)

(*)	Convenience translation into U.S. dollars

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

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SOURCE: G. Willi-Food International Ltd.